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02003121

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-40268

SEC MAIL PROCESSING RECEIVED FEB 2 8 2002 WASH. D.C. 365 SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

ICMA-RC Services, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

777 North Capitol Street, NE, Suite 600
(No. and Street)

Washington (City) DC (State) 20002 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul Gallagher 202-962-4621
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young
(Name — *if individual, state last, first, middle name*)

8484 West Park Drive (Address) McLean (City) Virginia (State) 22102 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*



SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Girard Miller, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ICMA-RC Services, LLC, as of December 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President & CEO

Title

Kaylene Davis Notary Public
Notary Public, District of Columbia
My Commission Expires 04-14-2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ICMA-RC SERVICES, LLC

Financial Statements and Supplemental Information

Year ended December 31, 2001 with Report and
Supplementary Report of Independent Auditors

ICMA-RC Services, LLC

Financial Statements and Supplemental Information

Year ended December 31, 2001

Contents

ERNST & YOUNG

Ernst & Young LLP
8484 Westpark Drive
McLean, VA 22102

Phone: (703) 747-1000
www.ey.com

Report of Independent Auditors

Board of Directors
ICMA-RC Services, LLC

We have audited the accompanying statement of financial condition of ICMA-RC Services, LLC (a wholly owned subsidiary of the International City Management Association Retirement Corporation) (the Company) as of December 31, 2001, and the related statements of operations, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ICMA-RC Services, LLC at December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

February 22, 2002

ICMA-RC Services, LLC

Statement of Financial Condition

December 31, 2001

Assets	
Cash and cash equivalents	$ 205,000
Prepaid fees	343,378
Other assets	20,000
Total assets	$ 568,378
Liabilities and members' equity	
Liabilities:	
Due to related entities	$ 149,165
Members' equity:	
Members' interest	419,213
Total liabilities and members' equity	$ 568,378

See accompanying notes.

ICMA-RC Services, LLC

Statement of Operations

Year ended December 31, 2001

Revenue	
Intercompany service revenue	$ 1,747,937
Interest income	3,204
Total revenue	1,751,141
Expenses	
Salaries and employee benefits	822,090
Tax and licensing	445,725
Professional services	162,484
Depreciation and amortization	81,567
Office and equipment	76,189
Meetings and travel	59,214
Communications and advertising	32,938
Information systems and services	32,769
Supplies and other expenses	24,909
Subscriptions and memberships	11,805
Interest expense	1,451
Total expenses	1,751,141
Net income	$ –

See accompanying notes.

ICMA-RC Services, LLC

Statement of Changes in Members' Equity

Members' equity at January 1, 2001	$ 419,213
Net income from operations	–
Members' equity at December 31, 2001	$ 419,213

See accompanying notes.

ICMA-RC Services, LLC

Statement of Cash Flows

Year ended December 31, 2001

Operating activities	
Net income	$ –
Adjustments to reconcile net income to net cash flows used in operating activities:	
Increase in prepaid fees	(59,745)
Increase in due to related entities	47,168
Net cash flows used in operating activities	(12,577)
Cash and cash equivalents at beginning of year	217,577
Cash and cash equivalents at end of year	$ 205,000

See accompanying notes.

ICMA-RC Services, LLC

Notes to Financial Statements

December 31, 2001

1. Organization

ICMA-RC Services, LLC (RC Services) was formed under the laws of the State of Delaware on March 18, 1999 as a broker-dealer registered under the Securities and Exchange Act of 1934. It was organized to provide services as a broker-dealer for mutual funds registered under the Investment Company Act of 1940 or unregistered commingled trust funds. RC Services is a wholly owned subsidiary of the International City Management Association Retirement Corporation (the Corporation).

With the formation, RC Services merged the operations of ICMA-RC Services, Inc., a broker-dealer registered under the Securities and Exchange Act of 1934 and a wholly owned subsidiary of the Corporation.

2. Use of Estimates

Preparing financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from those estimates.

3. Cash and Cash Equivalents

RC Services considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

4. Interest Expense

Interest expense recognized was allocated from the Corporation.

5. Income Taxes

RC Services is considered a "disregarded entity" for purposes of federal income taxation. Therefore, all income earned will be reported by the Corporation as either tax-exempt or taxable unrelated business income.

6. Related Party Transactions

RC Services has entered into an agreement with the Corporation for certain operational support services, including the marketing, development, and product management costs relating to certain products offered by the mutual funds managed by Vantagepoint Investment Advisors, LLC (a related entity and wholly owned subsidiary of the Corporation). The amount reported for these expenses is determined as the cost of direct and allocated expenses incurred by the Corporation on behalf of RC Services.

During 2001, the Corporation allocated expenses of $1,288,852 to RC Services. Intercompany service revenue is also allocated from the Corporation and Vantagepoint Investment Advisors, LLC for reimbursement of expenses incurred. Total revenue allocated from the Corporation and Vantagepoint Investment Advisors, LLC during 2001 was $529,330 and $1,218,607, respectively.

7. Regulatory Requirements

RC Services is subject to the Net Capital Rule of the Securities and Exchange Commission (Rule 15c3-1). This rule requires a broker-dealer to maintain certain net capital levels (as defined) and prohibits them from engaging in any securities transaction at a time when its "aggregate indebtedness" exceeds 15 times its "net capital," as those terms are defined by the rules.

RC Services is exempt from the requirement of the Securities and Exchange Commission Customer Protection Rule, Rule 15c3-3, in that RC Services' activities are limited to those set forth in the conditions of exemption appearing in paragraph (k)(2)(i) of the Rule.

At December 31, 2001, RC Services had net capital of $75,835, which was $50,835 in excess of its required net capital. RC Services' aggregate indebtedness to net capital ratio was 1.97 to 1.

There are no liabilities subordinated to the claims of general creditors as of December 31, 2001.

Supplemental Information

ICMA-RC Services, LLC

Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2001

Members' equity	$ 419,213
Less non-allowable assets	(343,378)
Net capital before haircuts	75,835
Less haircuts	–
Net capital	$ 75,835
Aggregate indebtedness:	
Due to related entities	$ 149,165
Net capital requirement (greater of 6-2/3% of aggregate indebtedness or $25,000)	$ 25,000
Net capital in excess of requirement	$ 50,835
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness)	$ 60,918
Ratio of aggregate indebtedness to net capital	1.97 to 1

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2001 Part IIA FOCUS filing.

ICMA-RC Services, LLC

Statement Regarding Rule 15c3-3

December 31, 2001

RC Services is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of that Rule.

Supplementary Report

ERNST & YOUNG

Ernst & Young LLP
8484 Westpark Drive
McLean, VA 22102

Phone: (703) 747-1000
www.ey.com

Independent Auditors' Supplementary Report on Internal Control

Board of Directors
ICMA-RC Services, LLC

In planning and performing our audit of the financial statements of ICMA-RC Services, LLC (the Company) for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures, that we considered relevant to the criteria stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons;

2. Recordation of differences required by Rule 17a-13; and

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the criteria of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the

Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to errors or fraud may occur and not be detected. Also, projections of any evaluation of internal control to future periods is subject to the risk that internal control may become inadequate because of changes in conditions, or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operations that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's criteria.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 22, 2002